22003423

SION

, D.C. 20549

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ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMBER
8-67578

FACING PAGE - PUBLIC

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **KKR Capital Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Hudson Yards
(No. and Street)

New York	**NY**	**10001**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Knox	**212-659-2022**	**John.Knox@kkr.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**34**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

KKR CAPITAL MARKETS LLC

TABLE OF CONTENTS

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☐ (c) Statement of income.
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in member's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors. (Not applicable).
☑ (g) Notes to financial statement.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 as applicable.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR240.15c3-3.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital and the reserve requirements under 17 CFR 240.15c3-3, as applicable, if material differences exist, or a statement that no material differences exist. (Not required).
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition (Not applicable).
☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5, as applicable. (Filed separately).
☑ (u) Independent public accountant's report based on an examination of the financial report or financial statement under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 FR 240.17a-5 or 17 CFR 240.18a-7, as applicable.(Filed separately).
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KKR Capital Markets LLC
(A wholly owned subsidiary of KKR Capital Markets Holdings L.P.)
(SEC I.D. No. 8-67578)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2021 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

To the Board of Directors of KKR Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KKR Capital Markets LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2022

We have served as the Company's auditor since 2007.

KKR CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS	
Cash and cash equivalents	$ 197,324,648
Investments, at fair value	34,000,000
Syndication fees receivable	24,316,576
Prepaid expenses and other assets	1,716,474
Due from clearing broker	519,610
Fixed Asset - Software, at cost (net of accumulated amortization of $1,896,494)	1,088,293
TOTAL ASSETS	$ 258,965,601
LIABILITIES AND MEMBER'S EQUITY	
Income tax payable	$ 3,378,784
Accounts payable and accrued expenses	2,899,407
Due to affiliate	303,383
Total liabilities	6,581,574
Commitments and contingencies (see Note 3)	
Member's equity	252,384,027
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 258,965,601

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

KKR Capital Markets LLC (the "Company"), a wholly owned subsidiary of KKR Capital Markets Holdings L.P. (the "Parent" or "KCMH"), is a limited liability company that was formed under the laws of Delaware. The Company is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. and KKR & Co. Inc. ("KKR"). KKR operates through two reportable segments due to the acquisition of Global Atlantic, which represents a separate reportable segment. The Asset Management segment, which includes capital markets activities of the Company, represents KKR's business separate from its insurance operations and what previously was identified as one operating and reportable segment. The Asset Management segment continues to reflect how the chief operating decision makers allocate resources and assess performance in the asset management business, which includes operating collaboratively across asset management business lines.

The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary operations are to provide capital markets, advisory and underwriting services to companies in which KKR's affiliated private equity funds take a controlling or other equity interest, where they are seeking to raise capital through the public or private capital markets in North America, Europe and Asia. The Company also provides similar services to third party entities.

2. Summary of Significant Accounting Policies

Basis of presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ materially from these estimates.

Syndication fees receivable

Syndication fees receivable, presented in the accompanying Statement of Financial Condition, are recorded net of related estimated syndicate deal expenses and net of an allowance for credit losses, if applicable. The allowance for credit losses is based on the Company's expectation of the collectability of fees receivable utilizing the current expected credit loss framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Generally, the Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement. Management does not believe that an allowance is required as of December 31, 2021.

Cash and cash equivalents

Generally, the Company considers liquid short-term investments, including money market funds and time deposits with original maturities of three months or less when purchased, to be cash equivalents. Cash and cash equivalents are held by four financial institutions and are subject to the credit risk of each respective financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such cash equivalents, totaling $123,854,709, are classified as Level 1 in the fair value hierarchy because they trade in an active market at reported NAV.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

Investments, at fair value

The Company's investments consist of two time deposits with original maturities of 90 days or more, and are classified as a Level 2 asset in the fair value hierarchy. These time deposits are held with two financial institutions and are subject to the credit risk of those financial institutions. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

Financial instruments not measured at fair value

Certain of the Company's financial assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Syndication fees receivable, Prepaid expenses and other assets, Due from clearing broker, Income tax payable, Accounts payable and accrued expenses, and Due to affiliate.

Due from clearing broker

Due from clearing broker consists of a cash deposit held with a single clearing broker, and therefore is subject to the credit risk of that financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

Fixed asset - software

Capitalized software is recorded at cost less accumulated amortization. The Company periodically evaluates the carrying value of fixed assets when events and circumstances suggest that such assets may be impaired.

Income tax

The Company is a limited liability company organized under the laws of Delaware. Because the Parent is the Company's sole member, the Company is treated as a disregarded entity for federal, New York state and local income tax purposes. The Parent is treated as a partnership for federal,

state and local income tax purposes and is therefore subject to New York City ("NYC") unincorporated business tax ("UBT") at a statutory rate of 4%. As the sole member of the Company, the Parent is entitled to reimbursement from the Company for any UBT liability arising from its allocable share of NYC source income. The Company or its Parent is also subject to income taxes in certain other states to the extent the Company has allocable income in certain jurisdictions.

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2021, these differences were immaterial.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

See Note 7, "Income Taxes" for further discussion on income taxes.

Related party
Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

Pursuant to a services agreement (the "Services Agreement"), the Parent and other KKR affiliates will provide to the Company its employees, office facilities and office equipment as reasonably necessary for the Company to operate its business. In exchange for these services, the Company will reimburse the Parent, KKR or affiliates. See Note 4, "Related party and affiliate transactions" for further discussion on related party transactions.

Recently Issued Accounting Pronouncements
On December 18, 2019, the Financial Accounting Standards Board (the "FASB") issued ASU No. 2019-12, which modifies ASC 740 to simplify the accounting for income taxes. This guidance eliminates the exceptions to the incremental approach, to accounting for basis differences when there are changes in ownership of foreign investments, and to interim period tax accounting for year-to-date losses that exceed anticipated losses. The guidance also simplifies the application of tax guidance related to franchise taxes, transactions with government entities, separate financial statements of legal entities that are not subject to tax, and enacted changes in tax laws in interim periods. The guidance is effective for public business entities that meet the definition of an SEC filer for fiscal years beginning after December 15, 2020, including interim period within those fiscal years. KKR adopted the standard effective January 1, 2021. The adoption of this new guidance did not have a significant impact on the financial statement of the Company.

3. Commitments and Contingencies

Indemnifications

The Company's agreement with its clearing broker dealer requires the Company to indemnify the clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. As of and during the year ended December 31, 2021, the clearing broker had not provided services to the Company in this capacity. As of December 31, 2021, the Company has not recorded any contingent liability in the financial statement for this indemnification.

Litigation

From time to time, the Company is involved in legal proceedings, lawsuits and claims incidental to the conduct of the Company's business. The Company's business is also subject to extensive regulation, which may result in regulatory proceedings against it. As of December 31, 2021, the Company believes that these matters will not have a material impact upon the financial statement.

4. Related party and affiliate transactions

Services Agreement

Pursuant to the Services Agreement, the net amount due from KKR affiliates to the Company is $303,383 as of December 31, 2021 and is included in Due to affiliate in the accompanying Statement of Financial Condition.

Syndication Fees Receivable

Syndication Fees Receivable include $20,518,750 of receivables from issuers that were related party or affiliates of the Parent and KKR and is included in the accompanying Statement of Financial Condition.

Employee benefits

The Parent is a participant in KKR's self-insured medical insurance plan; accordingly, all eligible employees of the Parent, who provide services to the Company, are covered under the plan.

Noncash compensation

KKR and its affiliates allocate certain noncash compensation to the Company which is recorded by the Company as noncash capital contributions. See Note 5, "Profit Sharing Plans" and Note 6, "Equity-Based Compensation" for further discussion on noncash compensation.

5. Profit Sharing Plans

With respect to an affiliate's interest in KKR's funds and co-investment vehicles that provide for carried interest, such affiliate may allocate to certain eligible employees of the Parent, who provide services to the Company, 40% or 43% or 65% of the carried interest earned in relation to these funds as part of its carry pool. The Company does not reimburse KKR for such carry pool allocations; accordingly all such amounts are deemed to be noncash capital contributions.

6. Equity-Based Compensation

Certain employees of the Parent, who are providing services to the Company, are participants in equity-based compensation plans sponsored by KKR affiliates. For each plan described below, the allocated value of the equity-based compensation from KKR or affiliates to the Company is not reimbursable; accordingly, all such amounts are deemed to be noncash capital contributions. The following is a description of the plans in which the Parent's employees providing services to the Company participate.

KKR Holdings Units
Eligible employees of the Parent, who are providing services to the Company, have been granted units in KKR Holdings L.P. (the "Holdings Units"), a KKR affiliate, which are generally subject to minimum retained ownership requirements and in certain cases, transfer restrictions, and allow for the ability to exchange the Holdings Units into common stock of its publicly traded affiliate, KKR & Co. Inc., on a one-for-one basis. Except for any Holdings Units that were deemed fully vested on the date of grant, Holdings Units are subject to service based vesting generally over a three to five year period from the date of grant. Transfer restriction periods, if applicable, generally last for a minimum of (i) one year with respect to one-half of the interests vesting on any vesting date and (ii) two years with respect to the other one-half of the interests vesting on such vesting date. While providing services to the Company or one of its affiliates, these individuals may also be subject to minimum retained ownership rules requiring them to continuously hold 25% of their vested interests. Upon separation from the Company and KKR affiliates, certain Holdings Unit holders will be subject to the terms of a non-compete agreement that may require the forfeiture of certain vested and unvested Holdings Units should the terms of the non-compete be violated. Holders of Holdings Units are entitled to participate in distributions received by KKR Holdings only to the extent that such Holdings Units are vested.

On February 25, 2016 certain senior employees of the Parent were granted units in KKR Holdings subject to market conditions and service based vesting. On November 2, 2016 these awards were modified to eliminate the market condition vesting requirement, and instead the awards have service based vesting in equal installments over a five year period.

Service-Vesting Awards
On March 29, 2019, the 2019 Equity Incentive Plan became effective. Following the effectiveness of the 2019 Equity Incentive Plan, KKR will not make any further grants under the 2010 Equity Incentive Plan, and the 2019 Equity Incentive Plan became KKR's only plan for providing new equity-based awards. Outstanding awards under the 2010 Equity Incentive Plan will remain outstanding, unchanged and subject to the terms of the 2010 Equity Incentive Plan and their respective equity award agreements, until the vesting, expiration or lapse of such awards in accordance with their terms.

Under the Equity Incentive Plans, KKR granted equity awards that are subject to service-based vesting to employees of the Parent, who provide services to the Company, that relate to common stock, which generally vest over a three to five year period from the date of grant (referred to hereafter as "Service-Vesting Awards"). In certain cases, these Service-Vesting Awards are subject

to transfer restrictions and/or minimum retained ownership requirements. Holders of the Service-Vesting Awards will not participate in distributions until such awards have met their vesting requirements.

As of December 31, 2021, there was approximately $12,237,041 of estimated unrecognized compensation expense related to unvested awards granted to employees of the Parent who provide services to the Company. The unrecognized compensation expense is expected to be recognized over the vesting period as follows:

Year	Unrecognized Expense (in millions)
2022	$4.26
2023	3.33
2024	2.24
2025	1.92
2026 and after	0.49
Total	$12.24

Market Condition Awards

Under the Equity Incentive Plans, KKR also grants equity awards that are subject to a market price-based vesting condition (referred to hereafter as "Market Condition Awards").

During the fourth quarter of 2020, KKR granted equity awards subject to both stock price target requirements and service requirements. The number of Market Condition awards that will vest will depend upon the market price of KKR common stock reaching and maintaining a 20 day average closing price based on the vesting schedules provided below on or prior to May 1, 2026, subject to the employees' continued service to May 1, 2026. For any price targets not achieved, that portion of the unvested awards will be automatically canceled and forfeited. These awards are subject to additional transfer restrictions and minimum retained ownership requirements after vesting. Each recipient received awards with market price-based vesting conditions based on either Type 1 or Type 2, not both.

Vesting Condition Type 1		Vesting Condition Type 2	
Stock Price	Vesting %	Stock Price	Vesting %
$45.00	25.0%	$45.00	16.7%
$50.00	50.0%	$50.00	33.4%
$55.00	75.0%	$55.00	50.1%
$60.00	100.0%	$60.00	66.8%
		$65.00	83.5%
		$70.00	100.0%

The fair value of the awards at the date of grant was $22.56 and $19.87 per share for vesting condition Type 1 and vesting condition Type 2, respectively, based on a Monte-Carlo simulation

valuation model. In addition, the grant date fair value assumes that holders of the Market Condition Awards will not participate in distributions until such awards have met their vesting requirements.

Below is a summary of the significant assumptions used to estimate the grant date fair value of the Market Condition Awards:

Closing KKR share price as of valuation date	$37.93
Risk Free Rate	0.41%
Volatility	28.00%
Dividend Yield	1.53%
Expected Cost of Equity	10.76%

As of December 31, 2021, there was approximately $11,390,353 of total estimated unrecognized expense related to unvested Market Condition awards as follows:

Year	Unrecognized Expense (in millions)
2022	$2.30
2023	2.50
2024	2.70
2025	2.90
2026 and after	1.00
Total	$11.39

7. Income Taxes

The Company has recorded a UBT tax liability payable to the Parent of $2,700,000 as of December 31, 2021. In addition, $678,784 was payable to other states as of December 31, 2021. All such payable UBT and state tax amounts outstanding are included within Income tax payable within the accompanying Statement of Financial Condition.

In the normal course of business, the Parent is subject to examination by federal, state and local income tax regulators. As of December 31, 2021 the Parent's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination for the tax years 2018 through 2020.

8. Regulatory Requirements

The Company is subject to the Alternative Standard which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items as defined. At December 31, 2021 the Company had net capital of $221,853,131 which exceeded the required net capital of $250,000 by $221,603,131.

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

The Company is also exempt from the provisions of Rule 15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; and (2) did not carry accounts of or for customers.

9. Risks and Uncertainties

The novel strain of coronavirus ("COVID-19") has caused, and continues to cause in certain cases, severe disruptions to the U.S. and global economies. The outbreak of COVID-19 and the actions taken in response have had far reaching impact on the U.S. and global economies, contributing to significant volatility in the financial markets, resulting in increased volatility in currencies, interest rates, and equity prices (including KKR's common stock). Shutdowns in some locations has caused furloughs and layoffs. Furthermore, supply chain disruptions has caused wage, freight and material prices to rise, resulting in margin pressure in certain sectors. Although a number of vaccines for COVID-19 have been developed and have been deployed in certain countries, including the United States, the timing for widespread vaccination and immunity is uncertain, and these vaccines may be less effective against new mutated strains of the virus.

Given the ongoing nature of the pandemic, at this time the Company cannot reasonably predict the ultimate impact that COVID-19 will have on the business, financial performance and operating results of the Company.

10. Subsequent Events

The Company evaluated subsequent events through the date the financial statement was issued. The Company distributed $65 million to the Parent during February 2022. There were no other subsequent events identified by the Company that should be disclosed in the notes to the financial statement.

* * * * *